As filed with the Securities and Exchange Commission on April 12, 2011.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

VIENNA INSURANCE GROUP AG
WIENER VERSICHERUNG GRUPPE

(Exact name of issuer of deposited securities as specified in its charter)

VIENNA INSURANCE GROUP AG

(Translation of issuer's name into English)

REPUBLIC OF AUSTRIA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing ordinary shares of Vienna Insurance Group AG Wiener Versicherung Gruppe	50,000,000 American Depositary Shares	$5.00	$2,500,000	$290.25

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

- # -

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2011 among Vienna Insurance Group AG Wiener Versicherung Gruppe, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Vienna Insurance Group AG Wiener Versicherung Gruppe and The Bank of New York Mellon relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 12, 2011.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of Vienna Insurance Group AG Wiener Versicherung Gruppe

By:

The Bank of New York Mellon,

As Depositary

By:

/s/ U. Marianne Erlandsen

Name: U. Marianne Erlandsen

Title:   Managing Director

- # -

Pursuant to the requirements of the Securities Act of 1933, Vienna Insurance Group AG Wiener Versicherung Gruppe has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Vienna, Austria, on April 12, 2011.

VIENNA INSURANCE GROUP AG
WIENER VERSICHERUNG GRUPPE

By:  /s/ ppa. Natalia Cadek
Name: ppa. Natalia Cadek

Title:   Head of Legal Department

VIENNA INSURANCE GROUP AG
WIENER VERSICHERUNG GRUPPE

By:  /s/ ppa. Sabine Stiller
Name: ppa. Sabine Stiller

Title:   Head of Group Secretariat

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on April 12, 2011.

/s/ Dr Günter Geyer
Dr Günter Geyer (Vorstandsvorsitzender)
General Manager CEO
Chief Executive Officer

/s/ Dr Martin Simhandl
Dr Martin Simhandl (Vorstandsmitglied)
Chief Financial Officer and Member of the Managing Board

/s/ Dr Hans-Peter Hagen
Dr Hans-Peter Hagen (Vorstandsmitglied)
Member of the Managing Board

/s/ Ing. Martin Divis
Ing. Martin Divis (Vorstandsmitglied)
Member of the Managing Board

/s/ Mag. Peter Höfinger
Mag. Peter Höfinger (Vorstandsmitglied)
Member of the Managing Board

/s/ Franz Fuchs
Franz Fuchs (Vorstandsmitglied)
Member of the Managing Board

- # -

AUTHORIZED U.S. REPRESENTATIVE

PUGLISI & ASSOCIATES

/s/ Donald J. Puglisi
Donald J. Puglisi
Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Deposit Agreement dated as of __________, 2011 among Vienna Insurance Group AG Wiener Versicherung Gruppe, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2	Letter agreement among Vienna Insurance Group AG Wiener Versicherung Gruppe and The Bank of New York Mellon relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.